Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Three and nine months ended September 30, 2011, and 2010

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2011	2010
Assets

Current assets:
Cash and cash equivalents	$34,910	$51,937
Short-term investments	10,242	22,508
Trade and other receivables	19,900	11,614
Inventories (note 5)	15,570	12,382
Prepaid expenses and other current assets	873	957
Total current assets	81,495	99,398

Property, plant and equipment (note 6)	36,277	36,945
Intangible assets (note 7)	2,431	2,975
Goodwill	48,106	48,106
Investments (note 8)	768	673
Long-term trade receivables	1,596	1,596
Other long-term assets	401	334
Total assets	$171,074	$190,027

Liabilities

Current liabilities:
Bank operating line (note 9)	$7,319	$-
Trade and other payables (note 10)	22,302	21,885
Provisions (note 11)	9,046	10,019
Deferred revenue	1,595	2,506
Current portion of finance lease liability	939	681
Total current liabilities	41,201	35,091

Finance lease liability	13,581	13,354
Deferred gain	5,768	5,947
Provisions and other long-term liabilities (note 11)	8,024	6,052
Total liabilities	68,574	60,444

Equity:
Share capital (note 12)	838,330	836,245
Treasury shares (note 12)	(420)	(670)
Contributed surplus (note 12)	288,833	289,444
Accumulated deficit	(1,021,660)	(995,023)
Accumulated other comprehensive loss	117	-
Total equity attributable to equity holders	105,200	129,996
Dantherm Power A/S non-controlling interests	(2,700)	(413)
Total equity	102,500	129,583
Total liabilities and equity	$171,074	$190,027

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

The financial statements for the three and nine months ended September 30, 2011 and 2010 have not been reviewed by the Corporation’s auditors.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues:
Product and service revenues	$20,602	$16,528	$55,013	$43,936
Cost of product and service revenues	16,667	14,588	45,270	38,900
Gross margin	3,935	1,940	9,743	5,036

Operating expenses:
Research and product development	6,243	6,339	20,355	21,862
General and administrative	2,884	3,568	10,036	9,751
Sales and marketing	2,518	2,228	7,596	6,379
Total operating expenses	11,645	12,135	37,987	37,992

Results from operating activities	(7,710)	(10,195)	(28,244)	(32,956)
Finance income (loss) and other	(568)	(981)	(458)	(1,039)
Finance expense	(345)	(260)	(937)	(552)
Net finance income (loss)	(913)	(1,241)	(1,395)	(1,591)
Gain (loss) on sale of property, plant and equipment	333	(10)	757	20
(note 6)
Gain on sale of assets	-	4,767	-	8,066
Loss before income taxes	(8,290)	(6,679)	(28,882)	(26,461)
Income taxes	64	-	219	3
Net loss for period	(8,354)	(6,679)	(29,101)	(26,464)
Foreign currency translation differences	350	-	225	-
Comprehensive loss for period	$(8,004)	$(6,679)	$(28,876)	$(26,464)

Net loss attributable to:
Ballard Power Systems Inc. for period	$(7,816)	$(5,683)	$(26,706)	$(22,908)
Dantherm Power A/S non-controlling interest for period	(538)	(996)	(2,395)	(3,556)
Net loss for period	$(8,354)	$(6,679)	$(29,101)	$(26,464)

Comprehensive loss attributable to:
Ballard Power Systems Inc. for period	$(7,634)	$(5,683)	$(26,589)	$(22,908)
Dantherm Power A/S non-controlling interest for period	(370)	(996)	(2,287)	(3,556)
Comprehensive loss for period	$(8,004)	$(6,679)	$(28,876)	$(26,464)

Basic and diluted loss per share attributable to	$(0.09)	$(0.07)	$(0.32)	$(0.27)
Ballard Power Systems Inc.
Weighted average number of common shares	84,547,709	84,128,251	84,404,474	84,089,591
outstanding

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except per share amounts and number of shares)

		Ballard Power Systems Inc. equity					Dantherm
							Power A/S
						Accumulated
						other	Non-
	Number of	Share	Treasury	Contributed	Accumulated	comprehensive	controlling
	shares	capital	shares	surplus	deficit	loss	interests	Total equity
Balance, December 31, 2010	84,148,465	$836,245	$(670)	$289,444	$(995,023)	$-	$(413)	$129,583
Net loss	-	-	-	-	(26,706)	-	(2,395)	(29,101)
Foreign currency	-	-	-	-	-	117	108	225
translation for foreign
operations
Non-dilutive financing	-	-	-	(60)	-	-	-	(60)
Purchase of treasury	-	-	(234)	-	-	-	-	(234)
shares
RSUs redeemed	373,410	2,037	484	(3,409)	69	-	-	(819)
Options exercised	25,834	48	-	(8)	-	-	-	40
Share distribution plan	-	-	-	2,866	-	-	-	2,866
Balance, September 30, 2011	84,547,709	$838,330	$(420)	$288,833	$(1,021,660)	$117	$(2,700)	$102,500

		Ballard Power Systems Inc. equity					Dantherm
							Power A/S
						Accumulated
						other	Non-
	Number of	Share	Treasury	Contributed	Accumulated	comprehensive	controlling
	shares	capital	shares	surplus	deficit	loss	interests	Total equity
Balance, January 1, 2010	83,973,988	$835,565	$(207)	$285,814	$(963,582)	$-	$-	$157,590
Acquisition of Dantherm	-	-	-	-	-	-	3,543	3,543
Power
Additional investment in	-	-	-	(650)	-	-	1,516	866
Dantherm Power
Net loss	-	-	-	-	(22,908)	-	(3,556)	(26,464)
Non-dilutive financing	-	-	-	(10)	-	-	-	(10)
Purchase of treasury	-	-	(421)	-	-	-	-	(421)
shares
RSUs redeemed	84,896	464	98	(699)	(21)	-	-	(158)
Options exercised	72,491	138	-	(47)	-	-	-	91
Share distribution plan	-	-	-	2,479	-	-	-	2,479
Balance, September 30, 2010	84,131,375	$836,167	$(530)	$286,887	$(986,511)	$-	$1,503	$137,516

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Nine months ended September 30,
	2011	2010
Cash provided by (used for):
Operating activities:
Net loss for the period	$(29,101)	$(26,464)
Items not affecting cash:
Compensatory shares	2,903	2,465
Employee future benefits	425	55
Depreciation and amortization	4,416	4,292
Unrealized loss on forward contracts	439	50
Gain on sale of assets (note 6)	(757)	(8,013)
	(21,675)	(27,615)
Changes in non-cash working capital:
Trade and other receivables	(7,628)	(97)
Inventories	(3,210)	(6,346)
Prepaid expenses and other current assets	90	875
Trade and other payables	(2,610)	1,960
Deferred revenue	(916)	(1,121)
Accrued warranty liabilities	(1,148)	1,238
	(15,422)	(3,491)
Cash used by operating activities	(37,097)	(31,106)

Investing activities:

Net decrease in short-term investments	12,266	6,991
Additions to property, plant and equipment	(3,838)	(2,957)
Net proceeds on sale of property, plant and equipment and other	3,597	19,991
Net proceeds on monetization of other long-term assets	-	3,355
Net investments in associated companies (note 8)	(97)	(6)
Other investment activities	(224)	(71)
Long-term liabilities	-	(5)
Business acquisition including cash acquired	-	1,259
	11,704	28,557
Financing activities:
Non-dilutive financing	(60)	(10)
Purchase of treasury shares	(234)	(421)
Payment of finance lease liabilities	(574)	(320)
Bank operating line (note 9)	7,319	-
Net proceeds on issuance of share capital	40	92
Proceeds on issuance of convertible debenture from Dantherm Power A/S	1,719	-
non-controlling interests
Contribution from Dantherm Power A/S non-controlling interests	-	878
	8,210	219
Effect of exchange rate fluctuations on cash and cash equivalents held	156	-

Increase (decrease) in cash and cash equivalents	(17,027)	(2,330)
Cash and cash equivalents, beginning of period	51,937	43,299
Cash and cash equivalents, end of period	$34,910	$40,969

Supplemental disclosure of cash flow information (note 14)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. Our technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2011 comprise the Corporation and its subsidiaries.

2. Basis of preparation:

(a) Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. These are the Corporation’s International Financial Reporting Standards (“IFRS”) condensed consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in note 16. This note includes reconciliations of equity and total comprehensive income for comparative periods previously reported under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to those reported in these financial statements under IFRS.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2. Basis of preparation (cont’d):

(b) Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
  Financial instruments classified as fair value through profit or loss and available for sale are measured at fair value;

  Derivative financial instruments are measured at fair value;

  Employee future benefit plan assets are measured at fair value, determined directly by reference to quoted market prices; and
(c) Functional and presentation currency:

The functional and presentation currency of the Corporation is the U.S. dollar.

(d) Use of estimates and judgments:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in these condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring management to make estimates include revenue recognition, product warranty obligations, the net realizable value of inventory, valuation of investments, recoverability of intangibles and goodwill, and employee future benefits. These estimates and judgments are further discussed in note 4.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s interim financial statements for the three months ended March 31, 2011.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

4. Critical accounting estimates and judgments:

The preparation of the consolidated financial statements requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions critical to the determination of carrying value of assets and liabilities are discussed below:

(a) Revenue:

Revenues under certain contracts for product and engineering development services, provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized on a percentage-of-completion basis over the duration of the contract. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b) Warranty Provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4. Critical accounting estimates and judgments (cont’d):

(c) Inventory:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(d) Goodwill:

The values associated with goodwill involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. At least annually, the carrying value of goodwill is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. These significant estimates require considerable judgment, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

(e) Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, salary escalation, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5. Inventories

Write-downs of inventories and reversals of write-downs are included in either cost of product and service revenues or research and product development expense, depending on the nature of inventory. During the three and nine months ended September 30, 2011, the write-down of inventories to net realizable value amounted to $109,000 and $260,000 (2010 - $384,000 and $815,000) respectively. There were no reversals of previously recorded write-downs during the three and nine months ended September 30, 2011 and 2010.

6. Property, plant and equipment:

In June 2011, the Corporation completed a sale and leaseback agreement whereby the Corporation sold certain property, plant and equipment in return for gross cash proceeds of $1,922,000. The Corporation then leased the assets back for a term of 5 years. On the closing of the transaction, the Corporation recorded a deferred gain of $150,000, which will be recognized to income on a straight-line basis over the term of the 5-year lease. The lease transaction qualifies as a finance lease. As a result, on the closing of the transaction, the Corporation recorded assets under finance lease and a corresponding obligation under finance lease of $1,906,000.

At September 30, 2011, the net carrying value of the Corporation’s leased assets including those previously acquired was $14,526,000 (December 31, 2010 - $13,483,000).

In March 2011, the Corporation completed a sub-lease agreement with Daimler AG (“Daimler”) for the rental of 21,000 square feet of surplus production space in the Corporation’s specialized fuel cell manufacturing facility. As part of the sub-lease agreement, certain production and test equipment with a net book value of $471,000 were sold to Daimler in advance of the sub-lease for cash proceeds of $1,639,000. At September 30, 2011, selling costs of $317,000 were incurred to-date and estimated additional costs of $126,000 were accrued against the disposition. As a result, a total gain on sale of assets of $725,000 was recognized from the transaction of which $325,000 and $725,000 were recognized during the three and nine months ended September 30, 2011 respectively. The remaining $8,000 and $32,000 gain on sale of assets recognized during the three and nine months ended September 30, 2011, respectively, relates to other miscellaneous asset dispositions.

7. Intangible assets:

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development in comprehensive loss. For the three and nine months ended September 30, 2011, amortization of $182,000 and $545,000 (2010 - $163,000 and $489,000) respectively, was recorded. There were no impairment losses during the three and nine months ended September 30, 2011 and 2010.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8. Investments:

Investments are comprised of the following:

	September 30, 2011		December 31, 2010
	Amount	Percentage	Amount	Percentage
		ownership		ownership
Chrysalix Energy Limited Partnership	$760	15.0%	$663	15.0%
Other	8		10
	$768		$673

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for as an available-for-sale financial asset and recorded at fair value.

During the three and nine months ended September 30, 2011, the Corporation made additional investments of nil and $102,000 in Chrysalix respectively ($15,000 and $36,000 during the respective periods in 2010). The investment was offset by cash distributions from Chrysalix of $3,000 and $5,000 during the three and nine months ended September 30, 2011 respectively (nil and $32,000 during the respective periods in 2010).

9. Bank facilities:

In June 2011, the Corporation entered into a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 was made available to be drawn upon by the Corporation. The Bank Operating Line is utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank. During the three and nine months ended September 30, 2011, the Corporation was advanced $4,179,000 and $7,579,000 respectively under the bank operating line of which $123,000 and $260,000 respectively was repaid during the period. At September 30, 2011, $7,319,000 was outstanding on the Bank Operating Line.

The Corporation also has a CDN $4,500,000 capital leasing facility (“Leasing Facility”) which is utilized to finance the acquisition and lease of operating equipment (note 6). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank. At September 30, 2011, $3,169,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $11,351,000 finance lease liability relates to the lease of the Corporation’s head office building.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10. Trade and other payables:

	September 30,	December 31,
	2011	2010
Trade accounts payable	$9,938	$8,453
Other liabilities	5,051	3,919
Compensation payable	7,076	9,159
Taxes payable	237	354
	$22,302	$21,885

11. Provisions and other long-term liabilities:

	September 30,	December 31,
	2011	2010
Legal and other	$561	$1,371
Restructuring charges	1,076	78
Accrued warranty obligation	7,409	8,570
Current	$9,046	$10,019

Employee defined benefit plans	$3,379	$2,950
Decommissioning liabilities	3,004	3,102
Convertible debenture in Dantherm Power A/S	1,641	-
Non-current	$8,024	$6,052

The restructuring charge relates to a leadership restructuring, which reduced the number of executive officers at both the Corporation and at Dantherm Power in 2011.

A provision for decommissioning liabilities has been recorded for the Corporation’s leased locations and is related to site restoration obligations at the end of the lease term. Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonable possible outcomes of the total costs, which range from $3,050,000 to $4,870,000. In determining the fair value of the decommissioning liabilities, the estimated cash flows have been discounted at 3% per annum, resulting in an estimated future liability of $3,780,000. The obligation will be settled at the end of the term of the operating lease, which extends to 2019. The provision has increased during the period due to accretion costs.

The convertible debenture relates to financing to Dantherm Power by the non-controlling partners and is redeemable at the option of Dantherm Power subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%. Prior to December 31, 2013 (the “Maturity Date”), the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power at a conversion price equal to DKK 3.40 per share. The Maturity Date may be extended to December 31, 2014 with approval of the subscribers.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Share-based payment:

Share options

As at September 30, 2011 and 2010, options to purchase 7,619,219 and 6,696,668 common shares, respectively, were outstanding. During the three and nine months ended September 30, 2011, compensation expense of $474,000 and $1,395,000 was recorded in net income respectively based on the grant date fair value of the awards recognized over the vesting period ($438,000 and $1,217,000 during the respective periods in 2010).

During the three and nine months ended September 30, 2011, options to purchase 15,000 and 1,684,369 (2010 – 81,500 and 1,709,737) common shares were granted with a weighted average fair value of $0.76 and $1.19 (2010 - $0.96 and $1.23), respectively. The granted options vest annually over three years.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Expected life	5 years	5 years	5 years	5 years
Expected dividends	Nil	Nil	Nil	Nil
Expected volatility	62%	65%	64%	65%
Risk-free interest rate	2%	2%	3%	3%

Restricted Share Units

As at September 30, 2011 and 2010, 2,178,377 and 1,916,068 restricted share units (“RSUs”), respectively, were outstanding. During the three and nine months ended September 30, 2011, 722,660 and 1,351,516 (2010 – 14,205 and 893,370) RSUs were issued and compensation expense of $409,000 and $1,472,000 (2010 - $681,000 and $1,261,000) was recorded in net income respectively. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

During the three and nine months ended September 30, 2011, the Corporation repurchased 75,000 and 155,211 (2010 – 80,211 and 189,666) common shares for cash consideration of $100,000 and $235,000 (2010 - $135,000 and $421,000) through the trust established for the purpose of funding RSU grants under the Corporation’s market purchase RSU plan. During the three and nine months ended September 30, 2011, nil and 371,626 RSUs vested under the market purchase RSU plan and nil and 239,737 common shares were issued from the trust respectively. During the three and nine months ended September 30, 2010, nil and 38,991 RSUs vested under the market purchase plan and nil and 38,991 common shares were issued from the trust. As at September 30, 2011, the Corporation held 234,089 shares as treasury shares.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Share-based payment (cont’d):

Deferred Share Units

As at September 30, 2011 and 2010, 290,797 and 316,152 deferred share units (“DSUs”) were outstanding respectively. During the three and nine months ended September 30, 2011 and 2010, no DSUs were issued and no compensation expense was recorded in net income.

13. Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with their subsidiaries and affiliates, the Corporation’s key management personnel, and Dantherm A/S and Danfoss Ventures A/S, which are the non-controlling shareholders of the Corporation’s subsidiary, Dantherm Power A/S. Revenues and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices at fair value.

14. Supplemental disclosure of cash flow information:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Non-cash financing and investing activities:
Compensatory shares	$-	$-	$2,039	$464
Assets acquired under finance	$-	$-	$1,906	$12,180
lease (note 6)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15. Segmented financial information:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Total revenues
Fuel Cell Products	$11,786	$8,033	$27,498	$19,447
Contract Automotive	3,285	3,256	11,303	7,870
Material Products	5,531	5,239	16,212	16,619
	$20,602	$16,528	$55,013	$43,936
Segment income (loss) for
the period (1)
Fuel Cell Products	$280	$(4,354)	$(2,811)	$(12,933)
Contract Automotive	738	862	2,278	1,674
Material Products	1,592	3,142	4,780	8,638
Total	2,610	(350)	4,247	(2,621)

Corporate amounts
Research and product	(4,918)	(4,049)	(14,859)	(14,205)
development
General and administrative	(2,884)	(3,568)	(10,036)	(9,751)
Sales and marketing	(2,518)	(2,228)	(7,596)	(6,379)
Net finance income (loss)	(913)	(1,241)	(1,395)	(1,591)
Gain (loss) on sale of property,	333	(10)	757	20
plant and equipment
Gain on sale of assets	-	4,767	-	8,066
Loss before income taxes	$(8,290)	$(6,679)	$(28,882)	$(26,461)
(1) Research and product development costs directly related to segments are included in segment income (loss) for the period.

16. Transition to IFRS:

The Corporation transitioned to IFRS, as at January 1, 2010. These consolidated financial statements have been prepared in accordance with the accounting policies as described in note 3 of the Corporation’s interim consolidated financial statements for the three months ended March 31, 2011.

In accordance with IFRS 1 the Corporation has applied certain optional and mandatory exemptions applicable for first time adopters which are described in note 16 of the Corporation’s interim consolidated financial statements for the three months ended March 31, 2011. The Corporation also identified certain accounting differences between Canadian GAAP and IFRS. The following are explanations and reconciliations of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position and financial performance.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Transition to IFRS (cont’d):

(i) Reconciliations of Canadian GAAP to IFRS:

Reconciliation of shareholder’s equity from Canadian GAAP to IFRS as at:

	September 30, 2010
Shareholders’ equity under Canadian GAAP		$135,658
Differences:
Decommissioning liabilities	a	(1,286)
Sale and leaseback gain on operating lease	d	3,144
Total equity under IFRS		$137,516

Reconciliation of comprehensive loss from Canadian GAAP to IFRS for the period ended:

		Three months ended	Nine months ended
		September 30, 2010	September 30, 2010
Net loss and comprehensive loss under Canadian GAAP		$(6,606)	$(30,062)
Differences:
Decommissioning liabilities	a	(61)	44
Share-based payments	b	42	410
Sale and leaseback gain on operating lease	d	(54)	3,144
Total net loss and comprehensive loss under IFRS		$(6,679)	$(26,464)

The following is a summary of the effects of the differences between IFRS and Canadian GAAP on the Corporation’s accounting policies, statement of financial position, and statement of comprehensive income for periods previously reported under Canadian GAAP subsequent to the Transition Date to IFRS. The adoption of IFRS did not change the Corporation’s actual cash flows, but has resulted in changes to the Corporation’s statements of financial position and comprehensive loss.

(a) Decommissioning liabilities

Under both Canadian GAAP and IFRS, the Corporation is required to determine a best estimate of asset retirement obligations (termed decommissioning liabilities under IFRS) for all of the Corporation’s facilities. Under IFRS, the liability is measured by applying the risk-free discount rate to the estimated total cost of decommissioning each reporting period whereas under Canadian GAAP the liability was measured using a company-specific discount rate. As a result of the application of a lower discount rate under IFRS, adjustments to increase provisions and other long-term liabilities and property, plant and equipment were recorded by the Corporation.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Transition to IFRS (cont’d):

(i) Reconciliations of Canadian GAAP to IFRS (cont’d):

(a) Decommissioning liabilities (cont’d)

The impact arising from the change is summarized as follows:

Consolidated statement of financial position		September 30, 2010
Increase to property, plant and equipment		$278
Increase to provisions and other long-term liabilities		(1,564)
Increase to accumulated deficit		$(1,286)

	Three months ended	Nine months ended
Consolidated statement of comprehensive income	September 30, 2010	September 30, 2010
Increase to cost of product and service revenues	$(8)	$(37)
Decrease to finance income	(52)	(34)
Decrease (increase) to finance expense	(1)	115
Decrease (increase) to net loss and comprehensive loss	$(61)	$44

(b) Share-based payments

Under Canadian GAAP, the Corporation valued stock-based compensation that vests in tranches as a single grant. IFRS requires that each vesting tranche be valued individually as a separate grant. Therefore under IFRS, the fair value of each share-based compensation tranche will be amortized over each tranche’s vesting period instead of recognizing the entire award on a straight-line basis over the term of the grant. As a result of this difference, the Corporation has recorded a charge to contributed surplus for vested stock-based compensation awards. The impact arising from the change is summarized as follows:

Consolidated statement of financial position	September 30, 2010
Increase to contributed surplus		$(894)
Increase to accumulated deficit		$(894)

	Three months ended	Nine months ended
Consolidated statement of comprehensive income	September 30, 2010	September 30, 2010
Increase to cost of product and service revenues	$(15)	$(30)
Decrease to research and product development	34	187
Decrease to general and administrative	22	246
Decrease to sales and marketing	1	7
Decrease to net loss and comprehensive loss	$42	$410

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Transition to IFRS (cont’d):

(i) Reconciliations of Canadian GAAP to IFRS (cont’d):

(c) Accumulated other comprehensive loss

The Corporation has elected to reset its historical cumulative translation loss to nil at the Transition Date and therefore the Corporation has recorded a charge to accumulated deficit in the IFRS opening statement of financial position. The impact arising from the change is summarized as follows:

Consolidated statement of financial position	September 30, 2010
Decrease to accumulated other comprehensive loss	$(236)
Increase to accumulated deficit	$(236)

(d) Accelerated recognition of sale and leaseback gains

Under Canadian GAAP, sale and leaseback gains are deferred and amortized over the term of the lease when the leaseback is classified as an operating lease. Under IFRS, such gains may be recognized upfront if the sale and leaseback transaction results in an operating lease, and is undertaken at fair value. As a result of this difference, the land component of the March 2010 sale and leaseback of the Corporation’s head office building has been determined to meet the IFRS criteria to be treated as an operating lease. The unamortized portion of the deferred gain attributed to the land leaseback has been recognized in 2010 net income and the related deferred gain derecognized in 2010. The impact arising from the change is summarized as follows:

Consolidated statement of financial position	September 30, 2010
Decrease to deferred gain		$3,144
Decrease to accumulated deficit		$3,144

	Three months ended	Nine months ended
Consolidated statement of comprehensive income	September 30, 2010	September 30, 2010
Increase to research and product development	$(54)	$(127)
Increase to gain on sale of assets	-	3,271
Decrease (increase) to net loss and comprehensive loss	$(54)	$3,144